  EXHIBIT 99.1

Northern Dynasty Reports Annual General Meeting Results

June 28, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2024 Annual Meeting of Shareholders held on June 27, 2024 in Vancouver, British Columbia (the “Meeting”).

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At the Meeting, a total of 242,392,823 common shares were voted, representing 45.08% of the votes attached to all outstanding common shares as of the record date. All eight nominees were elected to the Company’s Board of Directors. The voting results were as follows:

DIRECTOR	FOR	%	WITHHELD	%
Ronald W. Thiessen	104,117,094	67.32%	50,543,856	32.68%
Robert A. Dickinson	103,676,387	67.03%	50,984,563	32.97%
Desmond M. Balakrishnan	99,820,609	64.54%	54,840,340	35.46%
Christian Milau	150,096,488	97.05%	4,564,462	2.95%
Kenneth W. Pickering	142,992,015	92.46%	11,668,935	7.54%
Wayne Kirk	146,773,519	94.90%	7,887,431	5.10%
Siri C. Genik	149,738,730	96.82%	4,922,220	3.18%
Isabel Satra	143,491,139	92.78%	11,169,811	7.22%

2.	Deloitte, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted in person and by proxies received represented 211,172,640 (87.12%) votes FOR and 31,220,182 (12.88%) votes WITHHELD.

3.	The ordinary resolution of disinterested shareholders to approve the 2024 Share Option Plan, as amended, for continuation for three years, until June 27, 2027, was not passed. Shares voted in person and proxies received represented 69,325,501 (48.20%) votes FOR and 74,511,276 (51.80%) votes AGAINST. This vote excluded 10,824,173 shares held by Insiders.

4.	The ordinary resolution to approve the 2024 Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), as amended, the related allocation renewal and authorization for grants pursuant to the DSU Plan for three years, until June 27, 2027 was passed. Shares voted in person and proxies received represented 120,396,749 (77.85%) votes FOR and 34,264,201 (22.15%) votes AGAINST.

5.	The ordinary resolution to approve the 2024 Restricted Share Unit Plan (the “RSU Plan”), as amended, the related allocation renewal and authorization for grants pursuant to the RSU Plan for three years, until June 27, 2027 was passed. Shares voted in person and proxies received represented 120,534,831 (77.93%) votes FOR and 34,126,119 (22.07%) votes AGAINST.

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There were non-votes recorded (but not voted) on each resolution as follows: 87,731,873 non-votes on the resolutions to elect each director except Desmond Balakrishnan, who received 87,731,874 non-votes; 1 non-vote on the appointment of auditor resolution; 87,731,873 non-votes on each of three resolutions to approve the Share Option Plan, Deferred Share Unit Plan and the Restricted Share Unit Plan, respectively. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Trevor Thomas

Secretary

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